UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019 (Report No. 5)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 24, 2019, PowerFleet, Inc. (“PowerFleet”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, of which the preliminary joint proxy statement for, among other things, an Extraordinary General Meeting of Shareholders of Pointer Telocation Ltd. (“Pointer”, the “Meeting”), which relates to the proposed business combination between PowerFleet, Pointer, I.D. Systems, Inc. (“I.D. Systems”), Powerfleet Israel Holding Company Ltd. (“Holdco”), and Powerfleet Israel Acquisition Company Ltd. (“Merger Sub”), forms a part thereof. For more information, see PowerFleet’s registration statement on Form S-4, Registration No. 333-231725. A record date for the Meeting has not been set and the joint proxy statement is still in draft form and subject to review by the Securities and Exchange Commission.

This report on Form 6-K is furnished with the Securities and Exchange Commission. This report shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Additional Information and Where to Find It

This report is provided with respect to the proposed business combination involving PowerFleet, Pointer, I.D. Systems, Holdco and other parties. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Pointer for their consideration. On May 24, 2019, PowerFleet filed with the SEC a Registration Statement on Form S-4 that includes a preliminary prospectus with respect to PowerFleet’s common stock to be issued in the proposed transactions and a preliminary joint proxy statement of Pointer and I.D. Systems in connection with the proposed merger whereby Merger Sub will merge with and into Pointer, with Pointer surviving as a direct, wholly-owned subsidiary of Holdco in exchange for consideration consisting of cash and shares of common stock, par value $0.01 per share of PowerFleet, and other transactions as further described in the Registration Statement on Form S-4. The information in the preliminary joint proxy statement/prospectus is not complete and remains subject to change. PowerFleet may not sell the common stock referenced in the joint proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Pointer shareholders after it is in final form. PowerFleet, I.D. Systems and Pointer also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that PowerFleet, I.D. Systems or Pointer has or may file with the SEC in connection with the proposed transaction. Investors and security holders of I.D. Systems and Pointer are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when they become available) and other documents filed with the SEC by Pointer on Pointer’s Investor Relations page (https://www.pointer.com/investor-relations/) or by writing to Pointer, at yanivd@pointer.com (for documents filed with the SEC by Pointer), or by I.D. Systems on I.D. Systems’ Investor Relations page (https://ir.id-systems.com/) or by writing to I.D. Systems, Inc., at ned@id-systems.com (for documents filed with the SEC by I.D. Systems).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: May 24, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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